UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-8345
Report For Period: April 1, 2000 to June 30, 2000



In the Matter of:

CENTRAL POWER AND LIGHT COMPANY
CENTRAL AND SOUTH WEST CORPORATION




This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26114 dated August 26, 1994, it is required that CPL file quarterly reports providing the following information with respect to the leasing of owned trains and railcars to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU): 1) the period of time the railcars are leased, 2) the number of railcars leased, 3) the revenues earned, variable cost, and contribution to fixed cost by month from leasing railcars to nonaffiliates and 4) the average number of railcars owned during the period. This report covers the period April 1, 2000 through June 30, 2000.

The requested information for the reporting period April 1, 2000 through June 30, 2000, is as follows:


------------------------------------------------------------------------
                 CPL         PSO        SWEPCO      WTU        TOTAL

------------------------------------------------------------------------
PERIOD OF
TIME            None        None        None       None
RAILCARS       during      during      during     during
ARE LEASED     quarter     quarter     quarter    quarter
TO
NON-AFFILIATES

------------------------------------------------------------------------
------------------------------------------------------------------------
NUMBER OF
RAILCARS
LEASED TO
NON-AFFILIATES    0           0           0          0           0


------------------------------------------------------------------------
------------------------------------------------------------------------
REVENUE          $0           $0          $0         $0         $0

------------------------------------------------------------------------
------------------------------------------------------------------------
VARIABLE         $0           $0          $0         $0         $0
COST

------------------------------------------------------------------------
------------------------------------------------------------------------
CONTRIBUTION     $0           $0          $0         $0         $0
TO FIXED
COST
------------------------------------------------------------------------
------------------------------------------------------------------------
AVERAGE
NUMBER OF        485         754        1,789        0         3,028
RAILCARS
OWNED
------------------------------------------------------------------------



                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 28th day of August, 2000.

                                  Central Power and Light Company


                                  /s/ A. A. Pena_______________
                                      A. A. Pena
                                    Treasure